

March 2, 2011

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

> **Re:** **Yucheng Technologies Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **Form 6-K Filed February 18, 2011**
> **File no. 001-33134**

Dear Mr. Dai:

We have reviewed your letter dated January 26, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2010.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 56

1. With regards to the information provided in your response to prior comment 1, please explain further the following:
    - Tell us of the fair value of each reporting unit at December 31, 2009 as determined

using the discounted cash flow analysis and provide the assumptions used in such analysis;

- Help us understand the adjustments, if any, you made to your discounted cash flow analysis to reflect a <u>market participant's</u> assumptions (as defined in ASC 820-10-20) about the risk, uncertainty and expected effects of the fourth quarter 2009 events noted in your response. Tell us why you believe a market participant would not factor each of the events noted into the fair value of your reporting units;

- Provide a reconciliation of the total fair value of your reporting units to your market capitalization at December 31, 2009 as well as in February 2010 when you were considering whether the significant drop in your stock price should be factored into your analysis. Tell us how you determined the quantitative impact of each factor considered in your reconciliation;

- Explain further how you determined the control premium and in particular, tell us what outliers were ignored in your analysis;

- Explain further how you concluded that the drop in your stock price was temporary, particularly considering there has not been a significant rebound in your stock price since February 2010; and

- Tell us the results of your goodwill impairment analysis as of December 31, 2010 and provide the information as requested herein for such assessment.

Liquidity and Capital Resources, page 68

2.   We note from your response to prior comment 7 that the company's accumulated profits as determined pursuant to Chinese accounting standards differs from your reported amounts as determined under U.S. GAAP by $7.7 million. Please clarify whether the accumulated profits as determined under Chinese accounting standards are more or less than the amounts as reported under U.S. GAAP. Also, tell us whether the $26.8 million of accumulated profits that are available for dividend distribution, as indicated in your response, was calculated under Chinese accounting standards or U.S.GAAP. If this amount is in U.S. GAAP then explain further how the accumulated profits available for distribution can exceed your U.S. GAAP retained earnings balance as reflected in your consolidated balance sheet. Also, revise to include a discussion of the accumulated profits available for distribution as determined under Chinese accounting standards. To the extent that this amount was determined under Chinese accounting standards, then revise your disclosures to indicate as such.

3.   We note your discussion regarding the impact of the required statutory reserve funds on your ability to pay dividends. Tell us whether your PRC subsidiaries are subject to any other restrictions with respect to transferring certain of their net assets to the company in the form of dividend, loans or advances. If so, please describe such restrictions and tell us whether such restriction are calculated under Chinese accounting standards or U.S. GAAP. Also, provide the proposed disclosures you intend to include in future filings with regards to such restrictions.

Item 8. Financial Information

Consolidated Statements of Operations, page F-4

4. We note your response to prior comment 9 and the breakdown of your system integration revenues between product and services. When combining the service revenues as provided in your response with the maintenance revenues, as disclosed on page 34, it appears that the service revenues included in the Platform & Service line item are greater than 10% of total revenues (net of the reclassification of POS revenues to discontinued operations) for fiscal 2009. Tell us how you intend to comply with the guidance in Item 18 of Form 20-F and Rule 5-03(b)(1) and (2) of Regulation S-X to separately classify your revenues and cost of revenues between products and services.

Form 6-K Filed February 18, 2011

5. We note from your response to comment 15 that the third quarter of fiscal 2010 includes a "cost adjustment" to correct for an over-accrual of certain project costs in prior periods. Please clarify whether your non-GAAP adjustment to the fourth quarter fiscal 2009 revenues relates to a similar matter. If so, revise your disclosures in future filings to more clearly explain these non-GAAP reconciliation adjustments. In this regard, your current disclosures indicate the non-GAAP adjustments are for third party hardware and software costs that are passed through to your customers and accordingly, are reflected as a reduction to revenue and cost of revenue. This explanation does not adequately explain your non-GAAP reconciliation adjustments when revenue and cost of revenues are increased as a result of prior period adjustments. Please provide the disclosures you intend to include in future filings to clarify these adjustments.

6. Also, explain further the circumstances that result in the over-accruals of project costs. Tell us to which arrangements these cost adjustments relate. Tell us how often you have recorded such adjustments during each of the last three fiscal years and provide the amount of such adjustments. Provide similar information as it relates to the current fiscal year 2010. In addition, tell us if you consider these adjustments to be a correction of an error and if not, why not.

7. We note you have provided financial results including the discontinued operations of your POS business, which you have appropriately labeled as a non-GAAP measure. In future filings please provide a reconciliation of these non-GAAP measures to the comparable GAAP measures. Also, explain further and revise to disclose why management believes adding back the results of your discontinued operations provides useful information to investors. In addition, appears the "income from operating" is a non-GAAP measure that should be appropriately labeled as such.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief